UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 11, 2026, Davis Commodities Limited (the “Company”) was notified by Nasdaq that The Nasdaq Stock Market LLC (“Nasdaq”) Board of Directors has declined to call for review the July 28, 2026 decision of the Nasdaq Listing and Hearing Review Council (the “Listing Council”) in the Company’s appeal proceeding. Accordingly, pursuant to Nasdaq Rule 5820(e)(6), the decision of the Listing Council represents Nasdaq’s final action in this matter. Nasdaq will follow the procedures contained in Nasdaq Rule 5830 and the Securities and Exchange Commission (“SEC”) Rule 12d2-2 to remove the Company’s securities from listing. The Company may appeal this decision to the SEC as provided by Section 19 of the Securities and Exchange Act and the SEC Rules of Practice.

On August 14, 2026, the Company issued a press release. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit No.	Description of Exhibit
99.1	Press release of Davis Commodities Limited, dated August 14, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: August 14, 2026

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